Exhibit 99.1

Globavend Regains Compliance with Nasdaq Minimum Bid Price Deficiency

PERTH, AUSTRALIA, May 23, 2025 (GLOBE NEWSWIRE) -- Globavend Holdings Limited (Nasdaq: GVH) (the “Company” or “Globavend”), an emerging e-commerce logistics provider, today announced that it received a notification letter (the “Notification Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it has regained compliance with the minimum bid price requirement set forth under Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”).

The Notification Letter confirmed that the Company evidenced a closing bid price at or greater than the $1.00 per ordinary share for the last 10 consecutive business days, from May 9, 2025 to May 22, 2025, and that the Company has regained compliance with the Minimum Bid Price Requirement. As a result, the listing matter has been closed.

The ordinary shares of the Company continue to trade on Nasdaq under the symbol “GVH”.

About Globavend Holdings Limited

Globavend Holdings Limited, an emerging e-commerce logistics provider, offers end-to-end logistics solutions in Hong Kong, Australia, and New Zealand. The Company primarily serves enterprise customers, including e-commerce merchants and operators of e-commerce platforms, facilitating business-to-consumer (B2C) transactions. As an e-commerce logistics provider, Globavend delivers integrated cross-border logistics services from Hong Kong to Australia and New Zealand. It provides customers with a comprehensive solution, encompassing pre-carriage parcel drop-off, parcel consolidation, air-freight forwarding, customs clearance, on-carriage parcel transportation, and final delivery.

For investor and media inquiries, please contact:

Company Info:

Globavend Holdings Limited

Wai Yiu Yau, Chairman and CEO

project@globavend.com 61 8 6141 3263